Outfront Media Capital LLC

Outfront Media Capital Corporation

405 Lexington Avenue, 17th Floor

New York, NY 10174

December 1, 2015

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:   Sandra B. Hunter

Re:	Outfront Media Capital LLC

Outfront Media Capital Corporation

Registration Statement on Form S-4

Filed November 18, 2015

File No. 333-208092

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Outfront Media Capital LLC and Outfront Media Capital Corporation (together, the “Companies”), and the guarantors of the Companies listed as co-registrants on Annex A hereto (the “Co-Registrants” and, together with the Companies, the “Registrants”), hereby request that the effectiveness of the Registration Statement on Form S-4 (File No. 333-208092) (the “Registration Statement”) be accelerated so that the Registration Statement becomes effective at 4:00 p.m. (New York City time) on December 2, 2015 or as soon thereafter as is practicable. The Registrants respectfully request that you notify Rory Hood of Jones Day of such effectiveness by a telephone call to (212) 326-3814.

The Registrants acknowledge that:

•	should the United States Securities and Exchange Commission (the “Commission”) or its staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or its staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosures in the Registration Statement; and

•	the Registrants may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Rory Hood of Jones Day at (212) 326-3814 if you have any questions concerning this matter. Thank you for your attention to this matter.

Very truly yours,

OUTFRONT MEDIA CAPITAL LLC

By:	/s/ Donald R. Shassian
	Name:	Donald R. Shassian
	Title:	Executive Vice President and Chief Financial Officer

OUTFRONT MEDIA CAPITAL CORPORATION

By:	/s/ Donald R. Shassian
	Name:	Donald R. Shassian
	Title:	Executive Vice President and Chief Financial Officer

OUTFRONT MEDIA INC.
CENTURY PRINCE STREET, INC.
FUEL OUTDOOR LLC
FUEL OUTDOOR HOLDINGS LLC
FUEL OUTDOOR SAN FRANCISCO LLC
METRO FUEL LLC
MILLENNIUM BILLBOARDS L.L.C.
MIZEY REALTY CO., INC.
MOTION PICTURE PROMOTIONS, LLC
OUTDOOR INC.
OUTFRONT MEDIA BOSTON LLC
OUTFRONT MEDIA BUS ADVERTISING LLC
OUTFRONT MEDIA CHICAGO LLC
OUTFRONT MEDIA CITYLITES LLC
OUTFRONT MEDIA ELECTRICAL & MAINTENANCE LLC
OUTFRONT MEDIA GROUP LLC
OUTFRONT MEDIA KIOSK ADVERTISING LLC
OUTFRONT MEDIA L.A. INC.
OUTFRONT MEDIA LLC
OUTFRONT MEDIA MIAMI HOLDINGS LLC
OUTFRONT MEDIA MIAMI LLC
OUTFRONT MEDIA MINNESOTA LLC
OUTFRONT MEDIA OUTERNET INC.
OUTFRONT MEDIA SAN FRANCISCO LLC
OUTFRONT MEDIA SIGN ERECTORS LLC
OUTFRONT MEDIA SPORTS INC.
OUTFRONT MEDIA TRANSPORTATION ADVERTISING LLC
OUTFRONT MEDIA VW COMMUNICATIONS LLC
OUTFRONT MEDIA WALL TO WALL LLC

By:	/s/ Donald R. Shassian
Name:	Donald R. Shassian
Title:	Executive Vice President and Chief Financial Officer

Annex A

Co-Registrant	I.R.S. Employer Identification Number
Century Prince Street, Inc.	20-3375351
Fuel Outdoor LLC	26-0074879
Fuel Outdoor Holdings LLC	20-3995011
Fuel Outdoor San Francisco LLC	20-4663829
Metro Fuel LLC	20-5376145
Millennium Billboards L.L.C.	13-4006979
Mizey Realty Co., Inc.	13-4042269
Motion Picture Promotions, LLC	45-2384053
Outdoor Inc.	86-0736400
Outfront Media Boston LLC	27-0631945
Outfront Media Bus Advertising LLC	20-3168797
Outfront Media Chicago LLC	27-0631907
Outfront Media Citylites LLC	45-2447339
Outfront Media Electrical & Maintenance LLC	13-4084174
Outfront Media Group LLC	13-2660769
OUTFRONT Media Inc.	46-4494703
Outfront Media Kiosk Advertising LLC	13-4054284
Outfront Media L.A. Inc.	54-2092523
Outfront Media LLC	46-4042148
Outfront Media Miami Holdings LLC	27-0631866
Outfront Media Miami LLC	20-5053402
Outfront Media Minnesota LLC	27-3978383
Outfront Media Outernet Inc.	04-3531204
Outfront Media San Francisco LLC	27-0631817
Outfront Media Sign Erectors LLC	13-4089506
Outfront Media Sports Inc.	77-0141025
Outfront Media Transportation Advertising LLC	20-5694015
Outfront Media VW Communications LLC	13-3984032
Outfront Media Wall to Wall LLC	22-3666517